TAYSHA GENE THERAPIES, INC.

3000 Pegasus Park Drive

Suite 1430

Dallas, Texas 75247

October 12, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jane Park

Re:	Taysha Gene Therapies, Inc.
Registration Statement on Form S-3 (File No. 333-260069)
Request for Acceleration of Effective Date

Ms. Park:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-260069) (the “Registration Statement”) to become effective on October 14, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or in his absence, Asheley Walker at (202) 842-7856.

[Signature page follows]

Very truly yours,

Taysha Gene Therapies, Inc.

By:	/s/ Kamran Alam
Kamran Alam
Chief Financial Officer

cc:
RA Session II, Taysha Gene Therapies, Inc.
Divakar Gupta, Cooley LLP
Asheley Walker, Cooley LLP

Signature Page to Company Acceleration Request – S-3